Free Writing Prospectus Dated March 3, 2017	Filed Pursuant to Rule 433 Registration Statement No. 333-208351

Set forth herein is a copy of the press release issued by Nordic American Offshore Ltd. on March 3, 2017

Nordic American Offshore Ltd. (NYSE:NAO) –
 Successful Public Offering Completed
Hamilton, Bermuda, March 3, 2017
As communicated to the investor market earlier this week, NAO has closed the follow-on offering of 40,000,000 common shares at a public offering price of $1.25 per share resulting in aggregate net proceeds of approximately $47.7 million.  The proceeds could be slightly in excess of $50 million, provided the over-allotment option is wholly or partly exercised (maximum about $7 million). Following the offering, the Company has 60,686,847 common shares outstanding as against 20,686,847 shares before the offering.
Commented the NAO Executive Chairman, Herbjorn Hansson:
"Going forward, this successful offering has as an objective to continue the growth process of NAO of top modern PSVs, servicing the oil industry, above all in the UK and Norwegian sector of the North Sea. As NAO increases its fleet, we may expand into other geographical areas internationally – the potential is substantial.
The undersigned and Nordic American Tankers (NAT), plus senior executives of the Nordic American group have subscribed shares in this offering. Our objective is that NAO shall become the same success as the NYSE listed Nordic American Tankers, servicing customers and shareholders.  My belief in NAO is evidenced by the fact that my family and I have invested $2 million in the offering.  Furthermore, NAT, our largest shareholder invested $10 million. We are very pleased with this offering transaction."
Morgan Stanley & Co. LLC, DNB Markets, Inc. and Skandinaviska Enskilda Banken AB (publ) acted as the joint bookrunning managers of the offering.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. Copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley & Co. LLC at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.
About the Company
The Company is an international company formed for the purpose of acquiring, owning and operating platform supply vessels, or PSVs, and currently owns ten high quality PSVs constructed at shipyards in Norway during the period from 2012 to 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
 Tel:  +1 866 805 9504 or + 47 901 46 291
Marianne Lie, Executive Vice Chair
Nordic American Offshore Ltd.
 Tel.: +47 91 64 55 06
Turid M. Sørensen, CFO, Norway
Nordic American Offshore Ltd.
 Tel: +47 33 42 73 00 or +47 90 57 29 27
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
 Tel: +1 212 574 1223
The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department.